UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MarineMax, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

567908108

(CUSIP Number)

c/o Lubomír Král

PPF a.s.

Evropská 2690/17

P.O. Box 177

160 41 Praha 6

Czech Republic

Tel: (+420) 224 174 067

with copies to:

Chang-Do Gong

Scott Levi

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 567908108	SCHEDULE 13D/A	Page 2 of 8

1	NAME OF REPORTING PERSON
Renata Kellnerova
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14	TYPE OF REPORTING PERSON
IN

(1)	All calculations herein of the percentage of common stock, par value $0.001 per share (“Common Stock”) of MarineMax, Inc. (the “Issuer”) beneficially owned are based on a total of 21,910,499 Common Stock issued and outstanding as of July 24, 2023, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on July 27, 2023 (the “Form 10-Q”).

CUSIP No. 567908108	SCHEDULE 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSON
PPF Group N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14	TYPE OF REPORTING PERSON
CO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 21,910,499 Common Stock issued and outstanding as of July 24, 2023, as reported on the Form 10-Q.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 4 of 8

1	NAME OF REPORTING PERSON
PPF a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14	TYPE OF REPORTING PERSON
CO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 21,910,499 Common Stock issued and outstanding as of July 24, 2023, as reported on the Form 10-Q.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 5 of 8

1	NAME OF REPORTING PERSON
PPF IM Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14	TYPE OF REPORTING PERSON
CO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 21,910,499 Common Stock issued and outstanding as of July 24, 2023, as reported on the Form 10-Q.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 6 of 8

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 (“Amendment No. 2”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2023, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (as defined in the Schedule 13D, the “Common Stock”), of MarineMax, Inc., a Florida corporation (as defined in the Schedule 13D, the “Issuer”), which are beneficially owned by Renata Kellnerova, PPF Group N.V. (“PPF Group”), PPF a.s. and PPF IM Ltd. (“PPF IM”) (as defined in the Schedule 13D, collectively, the “Reporting Persons”). This Amendment No. 2 amends the Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated by replacing it with the following:

(a) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

●	Renata Kellnerova, a citizen of the Czech Republic;

●	PPF Group N.V., a public limited liability company organized and existing under the laws of the Netherlands (“PPF Group”);

●	PPF a.s., a joint stock company organized and existing under the laws of the Czech Republic; and

●	PPF IM Ltd., a private limited liability company organized and existing under the laws of Cyprus (“PPF IM”).

PPF a.s. is the sole shareholder of PPF IM. PPF Group is the sole shareholder of PPF a.s. Mrs. Kellnerova, in her capacity as the majority owner of PPF Group, has the ability to indirectly control the decisions of PPF Group regarding the vote and disposition of securities held by PPF Group, and as such may be deemed to have indirect beneficial ownership of the 1,790,680 Common Stock held by PPF IM.

Information regarding each director and officer of PPF IM (collectively, the “Covered Persons”) is set forth in the attached Annex A and incorporated by reference.

The Reporting Persons have entered into a Joint Filing Agreement dated May 26, 2023, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, a copy of which is attached hereto as Exhibit 7.1.

(b) The principal business address of Mrs. Kellnerova is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic. The address of the principal office of PPF Group is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands. The address of the principal office of PPF a.s. is Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic. The address of the principal office of PPF IM is Themistokli Dervi, 48, Athienitis Centennial Building, Flat/Office 603, 1066 Nicosia, Cyprus.

(c) Mrs. Kellnerova’s principal occupation is her position as majority owner of PPF Group. The principal business of PPF Group is investment in multiple market segments such as financial services, telecommunications, media, real estate, marine leisure, e-commerce and retail, mobility and mechanical engineering and biotechnology in Europe, the United States and across Asia. The principal business of PPF a.s. is to act as a holding company for certain investments of PPF Group and as main advisory and service company within PPF Group. The principal business of PPF IM is to act as a holding company.

(d)-(e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons is set forth in Item 2(a). Please refer to Annex A for the citizenship of each Reporting Person.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 7 of 8

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between September 14, 2023 and September 27, 2023, PPF IM acquired shares of 300,251 Common Stock in a series of open market transactions funded by its working capital.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by replacing it with the following:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Common Stock beneficially owned are based on a total of 21,910,499 Common Stock issued and outstanding as of July 24, 2023, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on July 27, 2023.

(a) As of September 27, 2023, PPF IM is the owner of record of 1,790,680 shares of Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Common Stock held by PPF IM, the percentages of which are represented by row 13 of the cover pages of this Schedule 13D. Each of the Reporting Persons disclaims beneficial ownership in all shares of Common Stock reported herein, except to the extent of its respective pecuniary interest therein.

(b) For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D/A.

(c) Transactions by the Reporting Persons in the Common Stock effected during the past 60 days are set forth in Annex B and such information is incorporated herein by reference.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2023

RENATA KELLNEROVA

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Attorney-in-Fact

PPF GROUP N.V.

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Attorney-in-Fact

PPF A.S.

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Member of the Board of Directors

PPF IM LTD.

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Attorney-in-Fact

Annex B

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to shares of the Issuer’s Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 27, 2023. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Reporting Person	Common Stock Purchased	Price Per Share ($)		Date of Purchase
Buy	PPF IM Ltd.	63,108	32.63	(1)	9/14/2023
Buy	PPF IM Ltd.	46,109	31.90	(2)	9/15/2023
Buy	PPF IM Ltd.	33,425	31.99	(3)	9/18/2023
Buy	PPF IM Ltd.	9,732	32.00	(4)	9/19/2023
Buy	PPF IM Ltd.	12,356	31.87	(5)	9/21/2023
Buy	PPF IM Ltd.	32,132	31.43	(6)	9/22/2023
Buy	PPF IM Ltd.	20,519	31.91	(7)	9/25/2023
Buy	PPF IM Ltd.	43,018	31.90	(8)	9/26/2023
Buy	PPF IM Ltd.	39,852	31.84	(9)	9/27/2023

(1)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.93 to $32.96, inclusive. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes 1 through 9 of this Annex B.
(2)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.67 to $32.00, inclusive.
(3)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.94 to $32.00, inclusive.
(4)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.96 to $32.00, inclusive.
(5)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.76 to $32.00, inclusive.
(6)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.08 to $31.93, inclusive.
(7)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.71 to $32.00, inclusive.
(8)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.62 to $32.00, inclusive.
(9)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $31.71 to $32.00, inclusive.